RISE Education Cayman Ltd

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

October 17, 2017

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RISE Education Cayman Ltd (CIK: 0001712178)
Registration Statement on Form F-1 (File No. 333-220587)
Registration Statement on Form 8-A (File No. 001-38235)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, RISE Education Cayman Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on October 19, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

The Company understands that Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) L.L.C. and UBS Securities LLC, the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

RISE Education Cayman Ltd

By:	/s/ Yiding Sun
Name:	Yiding Sun
Title:	Director and Chief Executive Officer